UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 9, 2018

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

Entry into Merger Agreement

On October 7, 2018, Navios Maritime Acquisition Corporation (“NNA”) and its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Midstream Partners L.P. (“NAP”) and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into NAP, with NAP being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in NAP (the “NAP Common Units”) that is held by a unitholder other than NNA, NAP and their respective subsidiaries (such units, the “NAP Public Units”) will be converted into the right to receive, at the election of each such unitholder, either:

•

6.292 shares of NNA common stock (or 0.42 of a share of NNA common stock after giving effect to the reverse stock split described under the heading “Reverse Stock Split” below) (the “NNA Common Stock Consideration”), or

•	one share of new NNA series E preferred stock (the “NNA Preferred Stock Consideration”).

NNA expects to file with the Securities and Exchange Commission (“SEC“) a registration statement on Form F-4, which will include an information statement/prospectus describing the Merger and the NNA common stock and NNA series E preferred stock to be issued in the Merger. After the registration statement is declared effective by the SEC, the information statement/prospectus will be mailed to holders of NAP Public Units, together with a Form of Election to be used by unitholders to make an election whether to receive, with respect to each NAP Public Unit, either the NNA Common Stock Consideration or the NNA Preferred Stock Consideration. The deadline for submitting elections will be 5:00 p.m. New York time two business days before the closing (or such later date as NNA and NAP agree). For each NAP Public Unit in respect of which no election is made by the holder thereof, the holder will be deemed to have elected to receive the form of consideration (i.e., NNA Common Stock Consideration or the NNA Preferred Stock Consideration) elected for the majority of NAP Public Units for which elections are made. If holders elect (or are deemed to have elected) to receive NNA Common Stock Consideration in respect of 80% or more of the NAP Public Units outstanding prior to the closing of the Merger, all outstanding NAP Public Units will be converted in the Merger into the right to receive the NNA Common Stock Consideration and no NNA Preferred Stock Consideration will be issued in the Merger.

Under the terms of the Merger Agreement, NNA has agreed that, within two business days after the registration statement on Form F-4 referenced above is declared effective, it will execute and deliver to NAP a written consent approving the Merger Agreement and the Merger with respect to the common units held by NNA, which represent approximately 58.1% of all outstanding common units of NAP. No other approval of the holders of common units of NAP is required in connection with the Merger.

Each share of NNA series E preferred stock issued in the Merger will be:

•

entitled to receive, upon a liquidation of NNA, in preference to the NNA common stock, the greater of (a) $3.01 and (b) the amount that each such share of NNA series E preferred stock would have received upon the liquidation of NNA if all outstanding shares of NNA series E preferred stock had been converted to NNA common stock prior to the liquidation;

•

entitled to vote on an as-converted basis with the NNA common stock and (v) will be entitled to dividends, as and when declared by the board of directors of NNA (the “NNA Board”), pro rata with the NNA common stock, on an as-converted basis;

•

convertible at the option of its holder at any time commencing on the six-month anniversary of the closing of the Merger, for 5.1 shares of NNA common stock (0.34 of a share after giving effect to the reverse stock split described under the heading “Reverse Stock Split” below) (the “Conversion Rate”); and

•	automatically converted into NNA common stock at the Conversion Rate upon the first to occur of:

•

the first trading day after any consecutive thirty trading day period during which the last sales price of the NNA common stock reported on the New York Stock Exchange shall have been at least $0.62 per share ($9.24 after giving effect to the reverse stock split described under the heading “Reverse Stock Split” below) for at least twenty trading days during such consecutive thirty trading day period; provided that if such first trading day occurs prior to the second anniversary of the closing, mandatory conversion will occur on the second anniversary of the closing of the Merger;

•	the two-and-half year anniversary of the closing; and

•

the first trading day that the number of outstanding shares of NNA series E preferred stock constitutes less than 20% of the number of NAP Public Units outstanding immediately prior to the closing of the Merger.

NNA will use reasonable efforts to cause the NNA series E preferred stock to be approved for listing on the New York Stock Exchange. No listing of the NNA series E preferred stock will occur if either the listing is not permitted by the New York Stock Exchange, or holders of 50% or fewer of the NAP Public Units elect (or are deemed to have elected) to receive NNA Preferred Stock Consideration.

The closing of the Merger is conditioned upon, among other things:

•

the approval of the Merger Agreement and the Merger by at least a majority of the outstanding NAP common units, which, as noted above, will occur upon the execution and delivery by NNA of a written consent approving the Merger Agreement and the Merger with respect to the common units held by NNA;

•	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

•	20 days having elapsed after the mailing of the information statement/prospectus to the holders of NAP Public Units;

•	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the NNA common stock to be issued in the Merger.

Upon consummation of the Merger, NAP will become a wholly owned subsidiary of NNA.

The Merger Agreement also contains (i) customary representations and warranties of NNA and NAP, and (ii) covenants of NNA and NAP with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger.

The Merger Agreement contains provisions granting both NNA and NAP the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by April 8, 2019 (the “Termination Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date. The Merger Agreement further provides that upon termination of the Merger Agreement in connection with a material breach by NNA or NAP (as applicable), the other will be entitled to reimbursement of its expenses not to exceed $1 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, and the description of the series E preferred stock does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of certificate of designation, preferences and rights in respect of the NNA series E preferred stock, copies of which are attached hereto as Exhibits 4.1 and 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about NNA, NAP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of NNA, NAP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by NNA and NAP. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the registration statement that NNA will file in connection with the Merger, as well as in the other filings that each of NNA and NAP make with the SEC.

Reverse Stock Split

On October 7, 2018, the NNA Board approved a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1 for 15 and resolved to submit the reverse stock split for approval by NNA’s stockholders. After approval by NNA’s stockholders, NNA will file an amendment to its articles of incorporation at which time, every 15 shares of NNA’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of NNA common stock, without any change in par value per share.

Press Release

On October 8, 2018, NNA and NAP issued a joint press release, announcing, among other things, the entry into the Merger Agreement and the reverse stock split (described under the heading “Reverse Stock Split” above). A copy of this press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information

In connection with the proposed Merger, NNA will file a registration statement and a related information statement/prospectus with the SEC. Investors are urged to read the registration statement and the related information statement/prospectus (including all amendments and supplements) because they will contain important information regarding the NNA common stock, the NNA series E preferred stock and the Merger. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about NNA and NAP, without charge, at the SEC’s Web site (www.sec.gov).

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to NNA and NAP and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither NNA nor NAP assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 9, 2018

EXHIBIT INDEX

Exhibit	Description

2.1	Form of Certificate of Designation, Preferences and Rights in respect of the Series E Preferred Stock of Navios Maritime Acquisition Corporation

4.1	Agreement and Plan of Merger, dated October 7, 2018, by and among Navios Maritime Acquisition Corporation, NMA Sub LLC, Navios Maritime Midstream Partners L.P. and Navios Maritime Midstream Partners GP LLC

99.1	Press release, dated October 8, 2018, titled “Navios Maritime Acquisition Corporation and Navios Maritime Midstream Partners L.P. Announce Definitive Merger Agreement; Navios Maritime Acquisition Corporation Announces Board Approval of a 1:15 Reverse Stock Split”